

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

<u>Via Email</u>

B. Michael Friedman
President
800 Commerce, Inc.
477 South Rosemary Avenue, Suite 203
West Palm Beach, Florida 33401

> **Re:    800 Commerce, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2012**
> **File No. 333-184459**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.      You state on page 3 that you are uncertain whether the Jumpstart Our Business Startups Act applies to you.  Please provide us with your legal analysis as to whether you will succeed to MediSwipe's reporting obligations under Section 12(g) of the Exchange Act. See Exchange Act Rule 12g-3, and for guidance, refer to Question 24 of the Division of Corporation Finance's Generally Applicable Questions on Title I of the JOBS Act (May 3, 2012).

2.      Between the "Table of Contents" and "Risk Factors," please add a brief description of the current state of your business and a brief summary of the offering.  Disclose that your auditors have issued a going concern opinion, and include your accumulated deficit and net losses as of the most recent reporting period and fiscal year.  See Item 503(a) of Regulation S-K.

Risk Factors

"We will incur increased costs as a result of being a public company…," page 3

3.      Please quantify the "significant" legal, accounting and other expenses, if known and material.  See Item 503(c) of Regulation S-K.

"Outstanding shares that are eligible for future sale could adversely impact…," page 4

4.      You state that "all" of the shares of your common stock that will be distributed under the prospectus will be free-trading shares.  Please revise the first sentence to quantify the number of shares that will be subject to Securities Act Rule 144 as control securities, and will not be free-trading.  See Item 503(c) of Regulation S-K.

Background and reason for the Distribution

Overview, page 5

5.      Please explain why over a year and a half elapsed between the approval of the spin-off by MediSwipe's shareholders and the filing of the current registration statement.

Market for Common Equity and Related Stockholder Matters, page 8

6.      Please move the discussion of your note agreement with Mr. Climes to the "Related Party Transactions" section of the prospectus.  See Item 404(d)(1) of Regulation S-K.  In addition, please explain to us why you have not filed the agreement as an exhibit, or file the agreement as an exhibit.  See Item 601 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

7.      Please include a more detailed discussion of your financial condition, changes in financial condition and results of operations for the applicable periods.  For example, include a more detailed explanation of the significant increase in operating expenses.  See Items 303(a) and 303(b) of Regulation S-K.

8.      You appear to have identified a material deficiency in liquidity.  For each of the periods presented, indicate the course of action you have taken or propose to take to remedy the deficiency.  See Item 303(a)(1) of Regulation S-K.

Liquidity and Capital Resources, page 9

9.      Please describe your short-term and long-term needs for capital, including material commitments for capital expenditures as of the end of the periods presented, and indicate the general purposes of such commitments and the anticipated source of funds needed to fulfill such commitments.  For example, discuss how you plan to repay the amounts owed to MediSwipe.  See Items 303(a)(2) and 303(b) of Regulation S-K.

Going Concern, page 10

10.     Given your losses and minimal revenues since inception, please include a detailed discussion of how you plan to fund operations and continue as a going concern.  See Item 303 of Regulation S-K.

Our Business, page 13

11.     Please discuss your current state of operations, and more specifically address the steps you plan to take in the short term and long term to implement and fund your business model.

12.     Given your overlapping executives, please explain how you plan to handle areas of business that potentially overlap with MediSwipe, such as My800Doctor.com and your proposed statement of work with interactiveMD.  Discuss the doctrine of corporate opportunities, and how it might affect you and your directors' and officers' potentially conflicting duties when presented with corporate opportunities.  Add related risk factor disclosure.

13.     With respect to every third-party statement in your prospectus, such as the information provided by Juniper Research Ltd., ABI Research, and Gartner Inc., please provide us with copies of the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.  Also, tell us whether you commissioned any of the studies or reports.  Finally, ensure that you have disclosed the date of each report in the prospectus.

Company Strategy, page 13

14.     Please provide a basis for your statement that your platforms are more advanced than technologies offered by your competitors.

Industry Background, page 14

15.     Please revise your claim that you are on the cusp of an "exploding sector" to provide factually-based descriptions of the sector and provide support for the revised statement in quantitative as well as qualitative terms.

16.     Please clarify what you mean by seeking to create the "purest play" in mobile marketing.

17.     Please provide a basis for your statement that mobile marketing "will swell at a pace far greater than the growth of mobile handsets and eventually exceed the number of desktop computers," and revise to state that it is your belief.

Patents and Trademarks, page 19

18.     Please clarify whether the patent application is still pending.

Agreements, page 20

19.     Please disclose the lengths of each of the contracts discussed in this section.

Our Management

Management Biographies, page 21

20.     Please briefly describe Mr. Friedman's business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Director Qualification, page 22

21.     For each director, on an individual basis, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Regulation S-K.

How We Compensate Our Management, page 24

22.     Please provide a narrative description explaining the reasons for the specific amounts of compensation awarded to Messrs. Friedman and Hollander. See Item 402(o) of Regulation S-K.

Who Owns Our Common Stock, page 24

23.    Please disclose who has voting and/or investment power over the shares beneficially owned by MarketByte LLC and MediSwipe, Inc.  See Instruction 2 to Item 403 of Regulation S-K.

24.    Please tell us whether the shares attributed to Mr. Climes include shares associated with the convertible promissory note.

Related Party Transactions, page 25

25.    Please provide us with your analysis as to whether Messrs. Friedman and Hollander constitute your promoters.  See Rule 405 of Regulation C.  If necessary, provide the disclosure required by Item 404(c) of Regulation S-K.  See Item 404(d)(2) of Regulation S-K.

Management fees, page 25

26.    Please tell us whether you have a management agreement or management agreements with Messrs. Friedman and Hollander.  If you have a management agreement, please disclose the material terms of the agreement and file the agreement as an exhibit.  See Items 404(a)(6), 404(d)(1), and 601(b)(10) of Regulation S-K.

27.    Please disclose the identity of the company controlled by Mr. Hollander.  See Items 404(a)(6) and 404(d)(1) of Regulation S-K.

Officer reimbursements, page 25

28.    Please clarify the services provided by First Level Capital, LLC.  See Items 404(a)(6) and 404(d)(1) of Regulation S-K.  In addition, please tell us whether you have an agreement with First Level Capital.  If you have an agreement, please file this agreement as an exhibit and disclose the material terms of the agreement, or explain why Item 601(b)(10) of Regulation S-K is inapplicable.

Exhibit 5.1

29.    Counsel states that its opinion is based on federal corporate and securities laws and the laws of the State of North Carolina, but you are incorporated in the State of Florida.  Please revise.  For guidance, please refer to Sections II.B.3.b and II.B.1.e of Staff Legal Bulletin No. 19.

30.    Given that MediSwipe is issuing shares that are already outstanding, please provide an opinion that addresses whether the shares "are" legally issued, fully paid, and

non-assessable.  For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.  Please also ensure that the revised opinion is dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc:     Via Email
        Harold H. Martin, Esq.
        Martin & Pritchett, P.A.